VOYA LETTERHEAD

U.S. LEGAL / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

December 19, 2017

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-8629

Re:	Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
Prospectus Title: Voya Ascend Annuity and Voya Ascend Advisory Annuity
File Nos.: 333-220690 and 811-02512

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Voya Retirement Insurance and Annuity Company, as registrant, and Directed Services LLC, as principal underwriter, hereby respectfully request that the effective date of this registration statement be accelerated to December 20, 2017.

Very truly yours,

/s/ J. Neil McMurdie

J. Neil McMurdie

PLAN | INVEST | PROTECT	Voya Logo